CERTIFICATE OF NOTIFICATION

                                    Filed by

                              ALABAMA POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 15, 1994, January 17, 1996, August 26, 1996 and January 14, 1997 in the matter of File No. 70-8461.

                                                   --------------

Alabama Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described particularly in Amendment No. 10 (Post-Effective No. 7) herein:

         1. On January 16, 1997 the issuance and sale by Alabama Power Capital Trust II ("the Trust"), a Delaware business trust, of 8,000,000 of its 7.60% Trust Originated Preferred Securities (Liquidation amount $25 per Preferred Security) and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $202,185,575 aggregate principal amount of its Series B 7.60% Junior Subordinated Notes (the "Junior Subordinated Notes") due December 31, 2036, pursuant to the First Supplemental Indenture dated as of January 1, 1997, supplementing the Subordinated Note Indenture dated as of January 1, 1997, between the Company and Chase Manhattan Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of January 1, 1997, providing for the guarantee by the Company of certain obligations of the Trust, in respect of the Trust Originated Preferred Securities, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         4.       Filed herewith are the following exhibits:

                  Exhibit  A - Copy of the prospectus dated December
                               13, 1996 and final Prospectus Supplement with respect to the Trust Originated Preferred Securities, dated January 9, 1997. (Filed electronically January 13, 1997, in File Nos. 333-17333, 333-17333-01,
                               333-17333-02 and 333-17333-03.)

                  Exhibit B -  Underwriting Agreement.  (Designated in Form 8-K
                               dated January 9, 1997, File
                               No. 1-3164 as Exhibit 1.)

                  Exhibit C -  Amended and Restated
                               Trust Agreement, dated as of January 1,
                               1997. (Designated in Form 8-K dated January
                               9, 1997, File No.1-3164 as Exhibit 4.5.)

                  Exhibit D -  Subordinated Note
                               Indenture dated as of January 1, 1997,
                               between the Company and Chase Manhattan
                               Bank, as trustee. (Designated in Form 8-K dated January 9, 1997, File No. 1-3164 as
                               Exhibit 4.1.)

                  Exhibit E -  Supplemental Indenture
                               to the Subordinated Note Indenture dated as of January 1, 1997, between the Company and Chase Manhattan Bank, as trustee. (Designated in Form 8-K dated January 9, 1997, File No. 1-3164 as Exhibit 4.2.)

                  Exhibit F -  Guarantee Agreement,
                               dated as of January 1, 1997, with respect to Trust Preferred Securities. (Designated in Form 8-K dated January 9, 1997, File No. 1-3164 as Exhibit 4.8.)

                  Exhibit G - Opinion of Balch & Bingham dated January 23, 1997.




Dated    January 23, 1997                   ALABAMA POWER COMPANY



                                            By    Wayne Boston
                                                Wayne Boston
                                              Assistant Secretary